

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Callable Fixed and Floating Rate Notes due 2031 of GS Finance Corp., guaranteed by The Goldman Sachs Group, Inc., under the Exchange Act of 1934.

Sincerely,